**Good Works Film LLC**
**AMENDED AN RESTATED**
**LIMITED LIABILITY COMPANY OPERATING AGREEMENT**

This Amended and Restated Limited Liability Company Operating Agreement (this "Agreement") is entered into as of this 4th day of August, 2022, by and among the signatories hereto.

PRELIMINARY STATEMENT

The parties previously entered into that certain Operating Agreement dated as of February 23, 2022 (the "Former Agreement"). The parties hereto desiret to amend and restate the Former Agreement in its entirety to reflect the foregoing recitals and other matters set forth herein, by the execution of this Agreement.

The Managing Members have agreed to organize and operate a limited liability company pursuant to the provisions of the laws of the State of CALIFORNIA and in accordance with the terms and subject to the conditions set forth in this Agreement.  In consideration of the covenants and the promises made herein, the parties hereto hereby agree as follows:

ARTICLE 1
DEFINED TERMS

Certain of the terms used in this Agreement are defined in Article 13.  In order to fully understand the effects of this Agreement, reference must be made to such definitions.

ARTICLE 2
FORMATION OF COMPANY

2.1     Formation of Company.   Konwiser, as a Managing Member, has prepared, executed and filed the Articles of Organization of the Company with the California Secretary of State and such actions are hereby ratified and approved.  This Agreement constitutes the operating agreement for the management of the affairs and conduct of the business of the Company. This Agreement, along with the Articles of Organization of the Company, shall constitute the principal organizational documents of the Company.

2.2     Name.  The name of the Company is "Good Works Film LLC." The business of the Company shall be conducted under such name or such other or additional names as the Managing Members may deem necessary or desirable. The Managing Member shall cause such name to be registered under assumed or fictitious name statutes or similar laws of the states in which the Company operates, if required. The phrase "LLC" shall always appear as part of the name of the Company on all correspondence, stationery, checks, invoices and any and all documents and papers executed by the Company, and as otherwise required by the Statute.

1

2.3     Principal Office.  The Company shall maintain its principal place of business at 4547 Morro Drive Woodland Hills, CA  91364-4510, or any other location within or without the State of California which the Managing Member selects.

2.4     Registered Agent.  The name and address of the Company's registered agent for service of process is as follows: Same as Principal Office address.  The designation of such agent may be changed at any time in accordance with the provisions of the Statute.

2.5     Term.  The term of the Company shall commence on the date of the filing of the Articles of Organization with the Secretary of State of the State of California and shall continue unless extended or terminated by the Members under the terms hereof and unless the Company is dissolved sooner in accordance with the provisions of this Agreement or the Statute.

2.6     Business and Purpose of the Company.  The business of the Company is to engage in any activity for which a limited liability company may be organized in the State of California  The Company shall possess and may exercise all of the powers and privileges granted by the Statute or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.


ARTICLE 3
MEMBER AND CAPITAL CONTRIBUTIONS


3.1     Member.  The name and present address of the Members are as follows:

| Managing Member | Kip Konwiser |
| | 4547 MorroDrive |
| | Woodland Hills, CA  91364-4510 |

| Managing Member | Mario Van Peebles |
| | 4859 Slauson Ave, Suite 410 |
| | Los Angeles, CA  90056 |

| Managing Member | Joshua Russell |
| | 18 Little Peanut Road |
| | Sylva NC  28779 |

3.2     Initial Capital Contribution.  As of formation, the Members have contributed a total of $150 to the Company in return for 300 Units, to be allocated as follows:

| MEMBERS | UNITS |
|---|---|
| Kip Konweiser | 100 |
| Mario Van Peebles | 100 |
| Joshua Russell | 100 |

3.3     No Further Obligation to Contribute Capital.   No Member shall be required to contribute any additional capital to the Company.

3.4     Capital and Capital Accounts

A.     The capital of the Company shall be the aggregate amount of the Capital Contributions of the Members as set forth herein.   Except as specifically set forth herein, no Member shall have any right to make voluntary Capital Contributions to the Company.

B.     An individual capital account shall be established and maintained for each Member, including any additional or substituted Member who shall hereafter receive an interest in the Company (each a "Capital Account").   The Capital Account of each Member shall be maintained in accordance with the following provisions:

> (i)     To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's share of income as determined for Federal income tax purposes ("Income") and any items in the nature of income or gain that are specially allocated as set forth herein.

> (ii)     To each Member's Capital Account there shall be debited the amount of cash distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of losses as determined for Federal income tax purposes ("Losses"), and any items in the nature of expenses or losses that are specially allocated as set forth herein.

C.     The original Capital Account established for any substituted Member shall be in the same amount as, and shall replace, the adjusted Capital Account of the Member which such substituted Member succeeds, and, for the purposes of the Agreement, such substituted Member shall be deemed to have made the Capital Contribution, to the extent actually paid in, of the Member which such substituted Member succeeds.   To the extent a substituted Member received less than 100% of the Interest of a Member, his Capital Account and Capital Contribution of the Member who retains a partial interest in the Company shall continue, and not be replaced, in proportion to the Interest he retains.

D.     The foregoing provisions and the other provisions of this Agreement relating to the maintenance of the Capital Accounts are intended to comply with the Allocation Regulations, and shall be interpreted and applied in a manner consistent with such Allocation Regulations.  In the event that the Managing Member shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with the Allocation Regulations, the Managing Member may make such modification, with the advice of the certified public accountant retained by the Company.   The Managing Member shall adjust the amounts debited or credited to Capital Accounts with respect to (i) any property contributed to the Company or distributed to the Members, and (ii) any liabilities that are secured by such contributed or distributed property that are assumed by the Company or the Members, with the advice of the certified public accountant retained by the Company and as approved by the Members.

E. <u>Withdrawal of Capital</u>

Except as may be specifically provided for in this Agreement, (i) no Member shall have the right to withdraw from the Company all or any part of its Capital Contribution, (ii) no Member shall have any right to any Distribution or to demand and receive property of the Company in return for its Capital Contribution or with respect to its Interest, and (iii) no Members shall be entitled to demand a redemption or repurchase of its Interest. Any return of Capital Contributions to the Members pursuant to this Agreement shall be solely from Company assets, and the Managing Member shall not be personally liable for any such return.

3.5 <u>Additional Members</u>

A. The Managing Member may admit new Members and new Managing Members as provided herein.

B. Any incoming Member shall, by its execution of this Agreement and, as a condition of receiving its Units, agree to be bound by their admission documents and to this Agreement to the same extent as the other Members.

C. Upon the admission of any additional Members, there shall be an amendment to this Agreement which shall reflect the names, addresses and Capital Contributions of such additional Members, and shall set forth the agreement of such additional Members to be bound by all the provisions of this Agreement.


ARTICLE 4
ALLOCATIONS OF NET PROFITS AND NET LOSSES
AND DISTRIBUTIONS


4.1 <u>Profits and Losses</u>. Profits and losses of the Company ("Profits" or "Losses") for each Fiscal Year shall be equal to the Company's taxable income or loss as determined under the Code and Regulations applicable to each Fiscal Year, "Code and Regulations" and other related defined terms shall have the meaning set forth in Article 13.

4.2 <u>Allocation of Profits and Losses</u>. The Managing Members will be entitled to receive reimbursement for each of them expenses reasonably allocated to the Company ("Reimbursement.") Profits and Losses for each Fiscal Year (whether from operations or upon Liquidation) shall be allocated among the Members as follows:

<u>First</u>, 100% of all Losses shall be allocated to Members until each has received an allocation equal to the balance in their Capital Account at the end of that Fiscal Year.

<u>Second</u>, any Losses in excess of First above shall be allocated to the Members in proportion to their Units

<u>Third</u>, Profits shall be allocated to the Members in proportion to their Units.

4.3     Distributions.  All Operating Cash shall be first applied or reserved for actual and anticipated expenses of the Company, including on-going capital expenditures, as determined by the Managing Members ("Reserves"), and thereafter shall be distributed within 60 days after the end of each Fiscal Year or as determined by the Managing Members to each Member in amounts equal to any Profits allocated to each Member pursuant to Paragraph 4.2 above. "Operating Cash" shall be all cash receipts of the Company on hand at the end of each Fiscal Year or from time to time after Reserves earned from operations by the Company which the Managing Member determines is available for distribution to Members.

4.4     Liquidation

A.     Upon the liquidation and dissolution of the Company or expiration of the Term or otherwise, unless the business of the Company is continued pursuant to the provisions hereof, the Managing Member shall promptly dispose of the assets of the Company, cause the business of the Company to be wound up in accordance with the Statute and cause the Articles to be cancelled in accordance with the provisions hereof.  All Operating Cash after the Term and on Liquidation shall be distributed as provided in Paragraph 4.3 above.

B.     Subject to the provisions of Section 4.4C below, any capital proceeds from a terminating capital transaction remaining after payment of, or adequate provision for, the debts and obligations of the Company shall be distributed to those Members with positive Capital Account balances (after taking into account all Capital Account adjustments for the Company taxable year) in proportion to their positive Capital Account balances until such Capital Accounts have been reduced to zero.

C.     Except to the extent of its share of minimum gain or non-recourse debt minimum gain (which creates a deemed "Deficit Restoration Obligation" under the applicable provisions of the Code and the Allocation Regulations), if any, no Member shall have a Deficit Restoration Obligation nor shall any Member otherwise be required to restore any deficit balance in its Capital Account at any time. If any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the taxable year in which any liquidation of the Company or of such Member's interest in the Company occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered to be a debt owed to the Company or to any other Person for any purpose whatsoever.

4.5.     Special Allocation Provisions.  Notwithstanding anything to the contrary contained herein:

A.     In the event that any Member unexpectedly receives any adjustments, allocations or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Allocation Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Allocation Regulations, the adjusted capital account deficit of such Member as quickly as possible.  This Section is intended to constitute a "qualified income offset" provision within the meaning of the Allocation Regulations and shall be interpreted consistently therewith.

B.      In no event shall any Member be allocated Losses which would cause it to have an adjusted capital account deficit as of the end of any Company's fiscal year ended December 31 ("Fiscal Year").  Any Losses which are not allocated to a Member by reason of the application of the provisions of this Section shall be allocated to the other Members (to the extent otherwise permitted under the terms of this Section).  In the event that any Member has an adjusted capital account deficit at the end of any Company Fiscal Year, items of Company income and gain shall be specially allocated to each such Member in the amount of such adjusted capital deficit as quickly as possible.

C.      To the extent that interest on loans (or other advances which are deemed to be loans) made by any Member to the Company is determined to be deductible by the Company in excess of the amount of interest actually paid by the Company, such additional interest deduction(s) shall be allocated solely to such Member.

D.      If there is a net decrease in "Company Minimum Gain" for a Company Fiscal Year, the Members shall be allocated items of Company income and gain in accordance with the provisions of Section 1.704-2(f) of the Allocation Regulations.  If for any Fiscal Year the application of the minimum gain charge back provisions herein provided would cause a distortion in the economic arrangement among the Members and it is not expected that the Company will have sufficient other income to correct that distortion, the Managing Member may request a waiver from the Commissioner of the IRS of the application in whole or in part of any provisions hereof in accordance with Section 1.704-2(f)(4) of the Allocation Regulations.  Furthermore, if additional exceptions to the minimum gain charge back requirements of the Allocation Regulations have been provided through revenue rulings or other Internal Revenue Service pronouncements, the Managing Member are authorized to cause the Company to take advantage of such exceptions if to do so would be in the best interest of a majority of the Members.

E.      Any cancellation of debt income realized by the Company shall be allocated to the Members in the same proportions as the debt which was discharged was included in each Member's tax basis in accordance with the applicable provisions of the Allocation Regulations.

F.      Except as otherwise specifically provided in this Agreement, all items of Company income, gain, loss, deduction and other items not specifically provided for shall be allocated to and among the Members in the same manner as Profits and Losses are allocated pursuant to the provisions of this Section.

ARTICLE 5
MANAGEMENT

5.1.    Restrictions on Authority.  The Managing Members shall not have any authority to do any of the following acts without the consent of all Members:

(i)      to confess a judgment against the Company in an amount in excess of $25,000; or

(ii)     to possess Company assets, or assign rights in specific Company assets, for other than a Company purpose; or

(iii)    to knowingly perform any act that would subject any Member to personal liability in any jurisdiction beyond the amount of its investment in the Company; or

(iv)    to cause the Company voluntarily to take any action that would cause a bankruptcy of the Company; or

(v)     to replace, renew, cancel or materially amend this Operating Agreement except as permitted hereby; or

(vi)    to elect to dissolve the Company to the detriment of all Members.

5.2.     Compensation.  The Managing Members shall not receive any compensation for its services as Managing Member, except reimbursements of operating expenses reasonably allocated to the Company's business.

5.3     Rights and Duties of Managing Members.

A.      The Managing Members  shall have the exclusive right to manage the business of the Company and to be the manager of the Company and, except as otherwise specifically provided herein, shall have all of the rights and powers granted to managers pursuant to the provisions of the Statute.  No Member (except one who may also be a Managing Member, and then only in its capacity as a Managing Member) shall (i) have any authority or right to act for or bind the Company, or (ii) except as set forth herein or as set forth by law, participate in or have any control over the Company business.  The Members hereby consent to the exercise by the Managing Member of the powers conferred on it by this Agreement.  Any action required or permitted to be taken by a corporate or other non-individual Managing Member hereunder may be taken by such of its proper officers or agents as it may validly designate for such purpose.

B.      Except as otherwise expressly provided in this Agreement or the Statute, neither the Members, nor their members, shareholders, directors, officers, employees, partners, agents, family members or affiliates, shall be prohibited or restricted from investing in or conducting, either directly or indirectly, businesses of any nature whatsoever, including the ownership and operation of businesses similar to or in the same geographical area as those held by the Company, except as otherwise provided in separate agreements; and any investment in or conduct of any such businesses by any such person or entity shall not give rise to any claim for an accounting by any Member or the Company or any right to claim any interest therein or the profits therefrom.

C.      The Managing Members shall use each of their best efforts to carry out the purposes, business and objectives of the Company, and shall devote to Company business such time and effort as shall be reasonably required, in its sole discretion, for the Company's welfare and success, including, without limitation, such of its time as may be necessary to (i) prepare or cause to be prepared all reports of operations which are to be furnished to the Members or which are required to be furnished pursuant to the terms of the Operating Agreement or by any taxing bodies or any other governmental authorities, (ii) obtain and keep in force during the term of the Company all customary and usual public liability insurance for the benefit of the Company and its Members in amounts which the Managing Members deem sufficient in the exercise of their judgment, (iii) enforce all material contracts entered into for the benefit of the Company, and (iv) do all other things which may be necessary to manage the affairs and business of the Company.

D.      The Managing Member shall take all actions which may be reasonably necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the State of California and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members or to enable the Company to conduct the business in which it is engaged, and (ii) for the accomplishment of the Company's purposes, including the acquisition, development, preservation, use and operation of Company assets in accordance with the provisions of this Agreement and any applicable laws.

5.5.    Liability of Managing Member to Members.   Except as otherwise specifically provided in this Agreement, neither the Managing Members nor any Affiliate thereof shall otherwise be liable, responsible or accountable for damages or otherwise to any Member for any act performed within the scope of the authority conferred by this Agreement, except for acts of gross negligence or intentional misconduct.  In any instance in which the Managing Members or any Affiliate thereof is in doubt as to the propriety of any proposed action or omission under the terms of this Agreement, the Managing Members or such Affiliate may, but shall not be under any duty to, seek the ratification of such action or omission by the consent of a majority of Members; if such consent is obtained, the Managing Members or such Affiliate shall be fully protected in relying thereon, and actions or omissions in reliance thereon shall not be deemed to be a breach of any provisions of this Agreement.

5.6     Tax Matters Partners.

A.      Konwiser shall be the Tax Matters Partners for the Company ("TMP").   The TMP shall employ experienced tax counsel to represent the Company in connection with any audit or investigation of the Company by the IRS, and in connection with all subsequent administrative and judicial proceedings arising out of such audit.  The fees and expenses of such counsel shall be a Company expense and shall be paid by the Company.  Such counsel shall be responsible for representing the Company; it shall be the responsibility of the Managing Member and of all Members, at their expense, to employ tax counsel to represent their respective separate interests.

B.      The TMP shall keep the Members informed of all administrative and judicial proceedings, as required by Section 6623(g) of the Code, and shall furnish to each Member who so requests in writing, a copy of each notice or other communication received by the TMP from the IRS (except such notices or communications as are sent directly to such requesting Member by the IRS).  All third party costs and expenses incurred by the TMP in serving as the TMP shall be Company expenses and shall be paid by the Company.

C.      The TMP shall not have the authority, unless such action has been approved by the consent of all Members, to do all or any of the following:

(i)      to enter into a settlement agreement with the IRS thiat purports to bind members other than the TMP,

(ii)     to file a petition as contemplated in Section 6226(a) or 6228 of the Code,

(iii)    to intervene in any action as contemplated in Section 6226(b) of the Code,

(iv)    to file any request contemplated in Section 6226(b) of the Code, or

(v)     to enter into an agreement extending the period of limitations as contemplated in section 6229(b)(1)(B) of the Code.

D.      The Company shall indemnify the TMP (including the officers and directors of a corporate TMP or member of a limited liability company TMP) from and against judgments, fines, amounts paid in settlement, and expenses (including attorneys' fees) reasonably incurred by it in any civil, criminal or investigative proceeding in which it is involved or threatened to be involved by reason of being the TMP, provided that the TMP acted in good faith, within what is reasonably believed to be the scope of its authority and for a purpose which it reasonably believed to be in the best interests of the Company or the Members.  The TMP shall not be indemnified under this provision against any liability to the Company or its Members to any greater extent than the indemnification allowed by this Agreement.  The indemnification provided hereunder shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any applicable statute, agreement, or otherwise.

ARTICLE 6
CERTAIN OPERATIONAL MATTERS

6.1     Title to Company Property.  All real and personal property acquired by the Company shall be acquired and held by the Company in the Company's name.

6.2     Company Expenses.  The Company shall pay directly, or reimburse the Managing Member, as the case may be, for all of the reasonable costs and expenses of the Company's operations and the offering and organizational expenses of the Company.

ARTICLE 7
BOOKS AND RECORDS

7.1.    Books and Reporting

A.      The Managing Members shall maintain or cause to be maintained for the term of the Company a complete and accurate set of books and supporting documentation of transactions with respect to the conduct of the Company's business.  The books of the Company shall be kept on the accrual basis and shall at all times be maintained at the principal office of the Company.  Each Member and its duly authorized representatives shall have the right to examine the books of the Company and all other records and information concerning the business of the Company from time to time with prior notice during regular business hours provided that such examination shall not unreasonably disrupt or interfere with the Company's business or operations.

B.      The TMP shall review and sign the federal and state income tax returns of the Company.  The Managing Members or their designee shall complete the books of the Company in such time as will allow for outside accountants to complete such tax returns within ninety (90) days after the end of such Fiscal Year.  The TMP shall cause such tax returns to be filed within such time periods and shall immediately upon the filing thereof transmit to all members a copy of the complete federal Company tax return (i.e., Form 1065 and all accompanying schedules, including Schedule K-1) and all state income tax returns.  Unless and until such tax returns and Schedule K-1 are delivered to all Members, the TMP shall not be entitled to receive any distributions or fees to which they may otherwise be entitled under Section 4 hereof shall be restored and allowed only upon the delivery to all Members of such tax returns and Schedule K-1 and any interest or penalties imposed on all members by the IRS or any other taxing authority as a result of the TMP's failure to deliver such tax returns and Schedule K-1 in a timely fashion.  In the event that any such items will not be delivered within the time limits set forth herein, the TMP shall immediately notify all Members, and shall furnish it with copies of any extensions relating thereto.

C.      The reports and estimate described in this Section 7.1 shall clearly indicate the methods under which they were prepared and shall be made at the expense of the Company.

D.      If the TMP fails to complete such tax returns and submit such Schedule K-1 on a timely basis, a majority of the Members may select a firm of accountants who shall prepare such returns and Schedule K-1.  The TMP shall immediately furnish all necessary documentation and other information so as to prepare such tax returns and such Forms K-1 to such accountants.  Such firm of accountants shall be paid out of Company funds or, if and to the extent that no Company funds are available therefor, by the TMP.

7.2.    Bank Accounts.  The bank accounts of the Company shall be maintained in such banking institutions authorized to do business in California  and withdrawals shall be made on such signature or signatures as the Managing Members shall determine.  The Company's funds shall not be commingled with the funds of any other Person and shall not be used except for the business of the Company. All deposits (including deposits and other funds required to be placed in escrow and other funds not needed in the operation of the Company's business) shall be deposited in interest-bearing accounts or invested in obligations of or guaranteed by the United States, any state thereof, or any agency, municipality or other political subdivision of any of the foregoing, commercial paper (investment grade), certificates of deposit and time deposits in commercial banks with capital in excess of $50,000,000 and in mutual (money market) funds investing in any or all of the foregoing.

7.3.    Tax Elections.    Subject to the provisions of Section 7.4 hereof, all elections required or permitted to be made by the Company under the Code shall be made by the TMP in such manner as he determines to be most advantageous to all Members.

7.4.    Special Adjustments

A.    In the event of a Transfer of all or any part of the Interest of any Member, the Company shall elect, if required to do so by any Member, pursuant to Section 754 of the Code (or corresponding provisions of succeeding law) to adjust the basis of Company assets.    Any adjustments made pursuant to Section 754 shall affect only the successor in interest to the transferring Member.    Each Member will furnish the Company with all information necessary to give effect to such election.

B.    If, as a result of any adjustment made by the IRS and/or the Department of Revenue and accepted by the Company, any item shall be capitalized, then the depreciation or cost recovery for the amount so capitalized shall be appropriately allocated, as determined by the Accountants, to those Members affected by the adjustment.

7.5.    Fiscal Year.    The Fiscal Year of the Company shall be the calendar year, or such other year as may be required by the Code.

ARTICLE 8
NO PERSONAL LIABILITY

8.1    No Personal Liability.    No Member, by virtue of his or its status as a Member, shall be bound by or be personally liable for any judgment, decree or order of a court against the Company, or for the debts, obligations, liabilities or contracts of the Company.    No Member shall be liable, responsible, or accountable, in damages or otherwise, to the Company for any act performed by him with respect to Company matters, except for fraud or as otherwise provided herein.

ARTICLE 9
ASSIGNMENT OF MEMBERSHIP INTERESTS

9.1    Restrictions on Transfers.    No Interest or any part thereof may be transferred (as defined below) other than in a Permitted Transfer (as defined below).    Any attempted Transfer of an, or part thereof, other than in a Permitted Transfer shall be and is hereby declared null and void ab initio.    "Transfer" shall mean any sale, transfer, assignment, hypothecation, encumbrance, conveyance or other disposal of such property. The following Transfer shall be permitted hereunder (a "Permitted Transfer"):

(a) Any Transfers approved by the Managing Member after receipt of an opinion of counsel satisfactory to the Managing Member and obtained at the sole expense of the intended transferor that the proposed Transfer is exempt from the registration requirements of the Securities Act of 1933, as from time to time amended; (x) will not result in a violation of any applicable state blue sky or other securities laws; (y) will not cause a termination of the Company for federal income tax purposes under Code Section 708(b)(1)(B); and (z) will not cause the Company to be taxed as a corporation for federal income tax purposes;

(b)  the proposed transferee has paid all reasonable expenses in connection with its admission as a Member; and

(c)  all debts and obligations (if any) of the transferor Member to the Company with respect to the transferred Membership Interest have been paid.

9.2.    Admission of Substitute Members.  A transferee of a Membership Interest permitted under this Section 9 shall be admitted as a Substitute Member and entitled to all the rights of the Member who initially assigned the Interest upon the execution and delivery by such person of a counterpart to this Agreement as then in effect agreeing to be bound by the terms hereof.  The Substitute Member shall have all of the rights and powers, and shall be subject to all the restrictions and liabilities, of the Member assigning the Interest and each reference in this Agreement to the transferee shall be deemed to be a reference to the Substituted Member. Except as otherwise agreed by the Managing Member, the admission of a Substitute Member shall not release the Member assigning the Interest from any liability to the Company that may have existed prior to such approval.

9.3.    Reasonableness and Necessity.  The Members expressly acknowledge and agree that the restrictions on Transfer contained herein (i) are reasonable and necessary for the efficient operation of the Company; and (ii) are not, and shall not be construed as being, an unlawful restraint on alienation of an Interest.

## ARTICLE 10
## GENERAL PROVISIONS

10.1.  Notice.  Except as otherwise specifically provided herein, all notices, demands or other communications hereunder shall be in writing and shall be deemed to have been given when the same are (i) deposited in the United States mail and sent by certified or registered mail, postage prepaid, (ii) delivered to a nationally recognized overnight delivery service, (iii) sent by telecopier or other facsimile transmission, answerback requested, or (iv) delivered personally, in each case, to the parties at the addresses set forth below or at such other addresses as such parties may designate by notice to the Company:

(a)      If to the Company, at the principal office of the Company set forth in Section 3.

(b)      If to a Member, at its address set forth above.

10.2.   Binding Provisions.   The covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the heirs, legal representatives, successors and assignees of the respective parties hereto.

10.3.    Applicable Law.  This Agreement shall be construed and enforced in accordance with the internal laws of the State of California.

10.4.   Counterparts.  This Agreement may be executed in several counterparts and all so executed shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the original or the same counterpart.

10.5.   Paragraph Titles.    Paragraph titles and any table of contents herein are for descriptive purposes only, and shall not control or alter the meaning of this Agreement as set forth in the text.

10.6.    Separability of Provisions; Rights and Remedies

A.       Each provision of this Agreement shall be considered separable and (a) if for any reason any provisions or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid, or (b) if for any reason any provision or provisions herein would cause the Members to be bound by the obligations of the Company under the laws of the State of California as the same may now or hereafter exist, such provision or provisions shall be deemed void and of no effect.

B.       Each of the parties hereto irrevocably waives during the term of the Company (including any periods during which the business of the Company is required to be continued under Section 10) any right that such party may have to maintain any action for partition with respect to the property of the Company.

C.       Unless otherwise specifically provided herein, the rights and remedies of any of the parties hereunder shall not be mutually exclusive, and the exercise of one or more of the provisions hereof shall not preclude the exercise of any other provisions hereof.   Each of the parties confirms that damages at law may be an inadequate remedy for breach or threat of breach of any provisions hereof.   The respective rights and obligations hereunder shall be enforceable by specific performance, injunction, or other equitable remedy, but nothing herein contained is intended to limit or affect any rights at law or by statute or otherwise of any party aggrieved as against the other parties for a breach or threat of breach of any provision hereof, it being the intention by this paragraph to make clear that under this Agreement the respective rights and obligations of the Members shall be enforceable in equity as well as at law or otherwise.

D.       To the extent permitted by law, each Member hereby irrevocably:

(i)       consents to any suit, action, or proceeding with respect to this Agreement being brought in any court of competent jurisdiction located in the Federal

Central District of the State of California and, if brought by the Managing Member, brought in any court of competent jurisdiction located in the Federal Central District of the State of California, as the Managing Member may elect;

(ii)     waives any objection that it may have now or hereafter to the venue of any such suit, action or proceeding in any such court and any claim that any of the foregoing have been brought in any inconvenient forum;

(iii)    (a) acknowledges the competence of any such court, (b) submits to the jurisdiction of any such court in any such suit, action or proceeding, and (c) agrees that the final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon it and may be enforced in any court to the jurisdiction of which it is or may be subject by a suit upon such judgment, a certified copy of which shall be conclusive evidence of its liability;

(iv)    waives all claims of error by reason of any service effected in accordance with the provisions of subparagraph (iv) above and agrees that such service shall in every respect effect service upon it in any suit, action or proceeding and shall be taken and held to be valid personal service upon or personal delivery to it, to the fullest extent permitted by law.

10.7.    Effective Date of Admission.  The original Members shall be deemed to have been admitted as of the effective date of this Operating Agreement, for all purposes of this Agreement, including the allocation of Profits and Losses under the relevant terms hereof.  New Members shall be deemed to have been admitted as of the effective date of their admission documents.

10.8.    Amendment Procedure.  This Agreement may be amended by the Managing Member from time to time as necessary to admit new Members.  Other amendments shall require the approval of a majority of the holders of Units.

10.9.    Consent of Members: Meetings.

A.      Each Member, by signing this Agreement, has signified its consent to the specific consent provisions set forth herein.  However, whenever the Statute requires a higher percentage of consent than those specified in this Agreement, and if the consent evidenced by the signing of this Agreement is insufficient under the Statute to satisfy such requirement, such higher percentage of consent shall be obtained.

B.      Meetings of the Members shall not be required, except as may be specifically provided herein.  A meeting of the Members may be called at any time by the Managing Member or by those Members holding at least a majority of the Interests of the Members.  Meetings of Members shall be held at the Company's principal place of business or at any other place, designated by the Person calling the meeting.  Not less than (10) or more than ninety (90) days before each meeting, the Person calling the meeting shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if before or after the meeting the Member signs a waiver of the notice which is filed with the records of Member's meetings, or is present at the meeting in person or by proxy. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of Members holding not less than a majority of the outstanding Interests held by the Members shall constitute a quorum. A Member may vote either in person or by written proxy signed by the Member or by the Member's duly authorized attorney-in-fact.

C.      Except as otherwise provided in this Agreement, the affirmative vote of Members holding at least a majority of the outstanding Interests held by the Members shall be required to approve any matter coming before the Members.

D.      In lieu of holding a meeting, the Members may vote or otherwise take action by a written instrument indicating the consent of Members holding all of the outstanding units of the Members.

## ARTICLE 11
## TERMINATION AND DISSOLUTION

11.1    Dissolution.  The Company shall be dissolved only upon the occurrence of any of the following events: (i) upon the retirement, resignation, or other withdrawal of both Managing Members; (ii) upon the decree of a court of competent jurisdiction ordering dissolution and winding up, subject to no further appeal; (iii) upon the written decision of the Managing Members; or (iv) on or about December 31, 2030, unless all Members otherwise consent in writing.

11.2    Conduct of Business.  Upon the dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but the Company's separate existence shall continue until a Certificate of Cancellation has been filed with the Secretary of State of the State of California or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

11.3    Certificate of Cancellation.  When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Members, the Company shall promptly file a Certificate of Cancellation with the Secretary of State of the State of California.  If there is no remaining Member, then the Certificate may be filed by the legal or personal representatives of the Member.

## ARTICLE 12
## INDEMNIFICATION OF EACH MEMBER AND ITS AFFILIATES

12.1    Indemnification of the Member and their Affiliates.  The Company shall indemnify and hold harmless, to the fullest extent permitted by the Statute and all other applicable laws, each Managing Member and their Affiliates and such Affiliates' respective officers, directors, employees, agents and principals (individually, an "Indemnitee") from and against any and all losses, claims, demands, costs, damages, liabilities, expenses of any nature (including reasonable attorneys' fees and current disbursements thereof), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnitee was involved or may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business of the Company, regardless of whether the Indemnitee continues to be a Member or an Affiliate thereof, or an officer, director, employee, agent or principal of a Managing Member at the time any such liability or expense is paid or incurred; provided, however, that the same was not the result of fraud, or other conduct which is a felony under state or Federal law on the part of the Managing Member or its principals or Affiliates for which indemnification is not permitted under the Statute.

12.2    Expenses.  Expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to Section 12.1 shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that such Person is not entitled to be indemnified as authorized in Section 12.1

12.3    Indemnification Rights Non-Exclusive.  The indemnification provided by Section 12.1 shall be in addition to any other rights to which those indemnified may be entitled under any agreement, as a matter of law or equity or otherwise, both as to action in the Indemnitee's capacity as a Managing Member or as an Affiliate thereof or as an officer, director, employee, agent or Principal of a Managing Member and as to any action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

12.4    Assets of the Company.  Any indemnification under Section 12.1 shall be satisfied solely out of the assets of the Company.  No Member shall be subject to personal liability or required to fund or to cause to be funded any obligation by reason of these indemnification provisions.

ARTICLE 13
DEFINITIONS

The following terms used in this Agreement have their initial letter capitalized (unless expressly provided herein or unless the content otherwise requires) shall have the following respective meanings:

"Affiliate" means, when used with reference to a specified Person, (a) the Principal of the Person, (b) any Person directly or indirectly controlling, controlled by or under common control with such Person, (c) any Person owning or controlling 10% or more of the outstanding voting interests of such Person, and (d) any relative or spouse of such Person.

"Agreement" means this Operating Agreement, as amended from time to time.

"Allocation Regulations" means Treasury Regulations (under the Code) Section 1.704 and all other Treasury Regulations governing allocation of Profits and Losses for Federal income tax purposes.

"Articles of Organization" or "Articles" means the Articles of Organization filed with the Secretary of State of the State of California for the purpose of forming the Company.

"Capital Contributions" means, with respect to any Member, the amount of money and any property (other than money) contributed to the Company with respect to the Interest in the Company held by such Person.

"Code" means the Internal Revenue Code of 1986 as amended.

"Company" means Good Works Film LLC, a California limited liability company.

"Distribution" means any money transferred without consideration to the Members with respect to its Interests in the Company.

"Interest" or "Membership Interest" means a Member's rights in the Company, any right to participate in the management of the Company, and any right to information concerning the business and affairs of the Company, together with the obligations of such Member to comply with all the terms and provisions of this Agreement.

"Member" means a Person who: (i) has been admitted to the Company as a Member in accordance with the Articles of Organization or this Agreement; and (ii) has not resigned, withdrawn or been expelled as a Member or, if other than an individual, been dissolved.

"Net Profits" and "Net Losses" shall mean the income, gain, loss, deductions, and credits of the Company in the aggregate or separately stated, as appropriate, determined in accordance with the method of accounting at the close of each fiscal year employed on the Company's information tax return filed for federal income tax purposes.

"Person" means a natural person, partnership, limited partnership, corporation, trust, estate, association, limited liability company, or other entity, whether domestic or foreign.

"Principal" means the natural Person which is in ultimate control of a Member or Affiliate, if any.

"Property" means any and all of such real and tangible or intangible personal property or properties as may be acquired by the Company.

"Regulations" means regulations issued by the Internal Revenue Service pursuant to the Code as such may be in effect from time to time.

"Statute" shall mean the Limited Liability Company Act of California, as now in effect, or as hereafter amended or revised.

"Term" means the duration of the Company's active business, which shall be deemed to commence upon the filing of the Articles of Organization and end as provided herein.  During the two year period following the Term, the Managing Member shall liquidate the Company's assets and distribute the proceeds thereof to the Members in accordance with Article 4 of this Agreement.

"Transfer" means to sell, hypothecate, assign, dispose of, or otherwise transfer, by gift or otherwise.

"Unit" means an individual unit of Membership Interest.

**IN WITNESS WHEREOF**, the parties hereto have hereunto executed this Agreement as of the date first written above.

**MEMBERS**

KIP KONWISER

MARIO VAN PEEBLES

JOSHUA RUSSELL